PEARSON

PEARSON PLC

03 JAN 13 AM 11:12

03003054

Friday, 03 January 2003

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Two Forms G88(2) - Return of Allotments of Shares

2. Press Releases –
   - ***Pearson Educational Measurement wins……….***
   - ***UBS Warburg Media Week Conference……..***
   - ***John Makinson, Chairman and CEO of the Penguin Group…….***
   - ***Pearson has announced its annual December trading update***

SUPPL

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

p.p. Julia Casson
Company Secretary

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

03 JAN 13 AM 11:12

88(2)

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	11	DEC	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8,591		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.40		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED Address 80 STRAND LONDON UK Postcode WC2R 0RL	Class of shares allotted ORDINARY	Number allotted 8,591
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 18/12/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT20 Tel 01903-833202

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	12	2002			

Class of shares *(ordinary or preference etc)*	**ORDINARY**		
Number allotted	2,002		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	690p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Class of shares allotted Ordinary	Number allotted 2,002
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 16/12/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/7034
Tel 01903-833692
DX number DX exchange

Press releases



10 December 2002

Pearson Educational Measurement wins California Golden State exam contract

IOWA CITY, IOWA, Pearson Educational Measurement, a business of NCS Pearson, Inc., the nation's largest commercial processor of K-12 student assessment tests and a leading education company, today announced that the California State Department of Education has awarded Pearson a contract for the Golden State Examination (GSE) program. The contract is worth $39 million over three years.

Joining Pearson Educational Measurement as a subcontractor for item and test development is ACT, Inc., producer of educational and workforce development programs and services including the ACT Assessment college entrance exam.

The GSE program is intended to measure the advanced student achievement on the academic content standards adopted by the State Board of California and the assessments are an augmentation to the California Standards Test. The function of the GSE program is to provide an opportunity for advanced students to receive additional honors in various subject areas. Pearson Educational Measurement and ACT will work together to develop assessments that prepare high school students for post-secondary success in keeping with the goal for the GSE program.

"This is an important contract for Pearson Educational Measurement, as it is our first prime contract in the state of California," said Gary Mainor, president of state assessments for Pearson Educational Measurement. "We are delighted to have the opportunity to provide a complete solution for this program, which plays an important role in the California assessment environment."

"ACT is looking forward to working with Pearson Educational Measurement on developing the GSE program in California," said Cyndie Schmeiser, ACT's vice president for development. "Our expertise in developing curriculum-based achievement tests will enable us to provide California students with opportunities to demonstrate what they have learned in school."

The program offers exams in 13 different subject areas and all are voluntary. The exams are designed to use multiple-choice and constructed-response test items and results will measure student mastery of the subject area. The GSE was developed to meet the same psychometric standards of other nationally accepted examinations used to measure advanced academic achievement.

Also included is the Golden State Seal Merit Diploma program. This program recognizes public high school graduates who have mastered the high school curriculum in designated content

areas.

To be eligible for the Golden State Diploma, students must complete all requirements for a high school diploma and demonstrate mastery of the curriculum in at least six subject matter areas, four of which are mathematics, English language arts, science, and United States history, with the remaining two in subject matter areas selected by the student.

Earlier this year, California renewed its contract with NCS Pearson as the subcontractor responsible for scoring and reporting the state's Standardized Testing and Reporting (STAR) Program. That three-year contract begins in 2003.

About Pearson Educational Measurement

Pearson Educational Measurement, a business of NCS Pearson, is the nation's largest commercial processor of K-12 student assessment tests. The company operates as a business of Pearson Education, the world's largest integrated education company, which in turn is a part of Pearson (NYSE: PSO), the international media company. For more information, visit www.ncspearson.com.

About ACT

ACT is a not-for-profit organization that serves millions of people in schools, colleges, professional associations, businesses, and government agencies with programs and services that have one guiding purpose — to help people achieve education and career goals by providing information for life's transitions. For more information about ACT, visit www.act.org.

Further Information

David Hakensen
Phone: 952-681-3040

Press releases

print version



10 December 2002

UBS Warburg Media Week Conference: Presentation by Peter Jovanovich

Peter Jovanovich, Chief Executive of Pearson Education, made a presentation to investors on Tuesday 10 December at 14:00 (UK time)/ 09:00 EST at the UBS Warburg 30th Annual Media Week Conference in New York.

You can listen to an audio webcast of the presentation at http://event.streamx.us/ubs/20021209/ .

The presentation slides are available for download here.

RELATED LINKS

UBS Warburg Media Week Conference: Presentation b Peter Jovanovich 10 Decemt 2002

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Press releases

11 December 2002

John Makinson, Chairman and CEO of the Penguin Group, elected Chairman of Interactive Data Corporation

William B. Gauld, CIO for Pearson plc, Also Joins Board of Directors

BEDFORD, MA, - Interactive Data Corporation (NYSE: IDC) today announced that John Makinson has been elected chairman of the company and that William B. Gauld has been elected a director.

Mr. Makinson has served as chief executive of The Penguin Group since July 2002 and chairman since 2001. He served as a member of Interactive Data's board of directors in 2000, following its merger with Data Broadcasting Corporation. Mr. Makinson was finance director of the Pearson group from 1996 to 2002. From 1994 to 1996, he was managing director of the Financial Times newspaper, after co-founding and running Makinson Cowell, the consulting firm, from 1989 to 1994. From 1986 to 1989, he held the position of vice chairman of Saatchi & Saatchi's U.S. holding company.

Mr. Gauld is chief information officer for Pearson and a member of its management committee. He was previously chief information officer of Sony Electronics Inc. and North American liaison for Sony's worldwide ISS management team. From 1994 to 1999, he was vice president, corporate information, and chief information officer at Textron Inc. Prior to joining Textron, he served as chief information officer, responsible for information management of General Electric's Electric Distribution and Control business.

Stuart Clark, president and chief executive officer, commented, "I am very pleased that John is rejoining Interactive Data's board and want to extend a warm welcome to both him and Bill Gauld. Interactive Data has continued to grow in a difficult market environment, and we see good opportunities ahead of us. John and Bill both bring valuable ability and experience that will help us take our business forward. I would also like to thank our previous chairman, Stephen Hill, who has provided enormous support to the development of Interactive Data."

Mr. Makinson stated, "I am very happy to be rejoining the board of a company that has achieved so much over the past three years. Interactive Data's recent listing on the New York Stock Exchange epitomizes the progress it has made since its merger with Data Broadcasting Corporation. I look forward to using my experience to help the company continue its success."

Mr. Makinson succeeds Stephen Hill, while Mr. Gauld replaces Giles Spackman, both of whom resigned to pursue other interests.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe-harbor created by such Act. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those contemplated in the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than the Company's and their strategic response to the Company's services and products; (ii) changes in technology, which could affect the competitiveness of the Company's products and services; (iii) maintaining relationships with key suppliers and providers of market data; (iv) a decline in activity levels in the securities markets, which could lower demand for the Company's products and services; (v) consolidation of financial services, both within an industry and across industries, which could lower demand for the Company's products and services (vi) prolonged outage at one of the Company's data centers; (vii) the acceptance of the Internet as a reliable real-time distribution platform by institutional customers; (viii) the ability of the Company to broaden its subscriber base by adding more individual investors outside of the Company's traditional "active-trader" market; (ix) the potential obsolescence of the Company's services due to the introduction of new technologies; and (x) other trends in competitive or economic conditions affecting the Company's financial condition or results of operations not presently contemplated. The Company undertakes no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than approximately 3.5 million securities traded around the world, including hard-to-value instruments. The company links to most of the world's best-known financial service and software companies for trading, analysis, portfolio management, and valuation.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,600 employees in 22 offices in North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of Interactive Data Corporation.

Futher Information

Company Contact
Steven Crane
Chief Financial Officer
(781) 687-8309
Steven.Crane@ftid.com

Investor Relations/Media Contact

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Press releases

13 December 2002

Pearson has announced its annual December trading update

Pearson today issues its annual December trading update.

Pearson remains on track to deliver a significant earnings recovery for the full year. We expect adjusted earnings of around 30p per share, which would be an increase of some 40% on the 2001 level of 21.4p. We also continue to make good progress in managing working capital and free cash flow.

This earnings recovery is being driven by strong trading by our US College and consumer publishing businesses, an outstanding year from our government solutions and professional testing businesses, lower internet losses and reduced financing costs. These factors are more than offsetting the impact of the corporate advertising downturn, a weaker year for the US School market and the strengthening of the pound against the US dollar.

Looking ahead to 2003, we are confident of another year of improved performance in earnings, cash and returns. At the FT Group, we are planning on the basis that we will not see any recovery in corporate and financial advertising. We expect our US School business to return to growth, our US College business to deliver another strong performance and margins to improve at Pearson Education. The Penguin Group has another strong publishing line-up and should benefit from further margin gains at Dorling Kindersley. We will also deliver another steep reduction in internet losses, which we expect to be no more than £20 million in 2003.

Financial Times Group: The FT Group's business and financial newspapers continue to face a severe corporate advertising recession. For the second half of the year, we expect advertising revenues at the *Financial Times* newspaper to be around 11% lower (and advertising volumes some 15% lower) than the same period last year. Compared with the first half of this year, we expect advertising revenues to be some 8% lower (and volumes approximately 10% lower). As a result of this weaker advertising environment, we now expect the FT Group's profits, before internet enterprises, to be around 20% lower than last year.

The FT Group is benefiting from a lower cost base across its publishing operations, strong performances at IDC and Recoletos, and sharply lower internet losses. As expected, FT.com will break even in the fourth quarter of this year and total losses at the FT Group's internet enterprises will be no more than £35 million. Including internet enterprises, we expect the FT Group's profits to be broadly level with last year.

Pearson Education: We continue to expect Pearson Education to grow underlying revenues by at least 5%. Operating margins

RELATED LINKS

Pearson has announced its annual December trading update 13 December 2002
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Trading Update Press Rele
13 December 2002
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Trading Update PDF Version
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Conference call transcript PDI
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(before taking into account lower internet losses) will ease a little owing to a change in the revenue mix and integration and technology costs (which relate to the introduction of shared back offices and systems across our book publishing operations). These costs also impact margins at the Penguin Group.

Underlying revenues at our US School business will be some 5-6% lower than last year, primarily due to the fact that this was, as expected, a quieter year in the adoption schedule* and that Pearson was participating in fewer adoptions. Our US College business, helped by a strong publishing schedule and take-up of its custom publishing and online programmes, should grow its underlying revenues by more than 10%.

Our US Professional operations, boosted by the performance of the NCS Pearson Government Solutions and Professional Testing businesses, will deliver underlying revenue growth of more than 40%. Technology publishing markets both in the US and around the world remain weak, but with a strong

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